October 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jane Park

Laura Crotty

Re:	Paragon 28, Inc.

Registration Statement on Form S-1, as amended

File No. 333-259789

Dear Ms. Park and Ms. Crotty:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Paragon 28, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on Thursday, October 14, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 682 copies of the Preliminary Prospectus dated October 8, 2021 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

PIPER SANDLER & CO.

As Representatives of the several underwriters

[Signature Pages Follow]

BOFA SECURITIES, INC.

By:	/s/ Milton Hsu
Name: Milton Hsu
Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

As representatives of the several underwriters

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]